

August 19, 2014

Via E-mail
Joseph Sparacio
Executive Vice-President and
Chief Financial Officer
IMAX Corporation
2525 Speakman Drive
Mississauga, Ontario, Canada LK5 1B1

> **Re:** **IMAX Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 001-35066**

Dear Mr. Sparacio:

We have reviewed your response letter dated July 25, 2014 and your additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 2. (m) Revenue Recognition, page 91

1.   We note in your response to prior comment 3 that the terms of the Wanda Agreement are generally consistent with the terms described in your Form 10-K and fall within a range of variations you generally see in your joint revenue sharing arrangements. Since joint revenue sharing arrangements are a growing portion of your business, please describe for us a typical arrangement, including delivery and installation of the equipment, the timing of any upfront payments, obligations of each party, the typical terms for sharing box office receipts, and concessions or other contingent streams of revenue including maintenance and extended warranty. Please describe for us the process you utilize to verify revenues reported by the individual theatres in these arrangements. Please also describe the types of variables in these terms that you would consider to be within the "range of variation".

2.   In this regard, we note the disclosure on page 93 in the Form 10-K, that certain of these arrangements with upfront payments qualify for classification as a sale and sales-type lease. Please describe for us in greater detail the terms of these agreements that require this accounting treatment.

You may contact Kevin Kuhar, Senior Accountant, at (202) 551-3662 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please do not hesitate to contact me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director